Exhibit 99.2

2019 Annual MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2019. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us” and “our” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s consolidated audited financial statements and the accompanying notes thereto as at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017. Our consolidated audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s common shares are listed on both the NASDAQ Capital Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZS”.

All amounts in this MD&A are presented in U.S. dollars, except for share, option and share purchase warrant data, or as otherwise noted.

This MD&A was approved by the Company’s Board of Directors subject to confirmation by the Audit Committee of the Board of Directors, which confirmation was received on March 27, 2020. This MD&A is dated March 30, 2020 and should be read in conjunction with the December 31, 2019 audited consolidated financial statements and related notes of the Company.

Company Overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the U.S. through a license and assignment agreement (the “License Agreement”) with Novo. Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value.

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License Agreement (as defined below), Novo Nordisk A/S (“Novo”) is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company’s sole development activity. In November 2019, Novo contracted Aeterna Zentaris GmbH (“AEZS Germany”), our wholly owned German subsidiary, to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

About Forward-Looking Statements

This document contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability of to transfer cash from Aeterna Zentaris GmbH (“AEZS Germany”) to Aeterna Zentaris and the U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), , potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus or COVID-19, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

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2019 Annual MD&A

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.zentaris.com, www.sedar.com and www.sec.gov.

Key Developments

Financing activities

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $5.0 million (before total transaction costs of $0.8 million) of its common shares in a registered direct offering and warrants with a cashless exercise feature to purchase common shares in a concurrent private placement. The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire five years following the date of issuance.

Subsequent to 2019, on February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29375 per share, priced at-the-market. Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The net cash proceeds to the Company from the offering totaled approximately $3.9 million. The Company issued 243,478 warrants to the placement agent with an exercise price of $1.61719 per common share, which are exercisable immediately and will expire five years following the date of issuance.

Commercialization of Macrilen™ (macimorelin) in U.S. and Canada

On January 16, 2018, the Company through AEZS Germany entered into the License Agreement with Strongbridge Ireland Limited (“Strongbridge”) to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada, which provides for (i) the “right to use” license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future pediatric indication approved by the. FDA; (iii) the licensee to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA (the “PIP Study”) to be run by the Company with customary oversight from a joint steering committee (the “JSC”); and (iv) for a Supply Arrangement. Effective December 19, 2018, Strongbridge sold the entity which owned the License Agreement for the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo. In 2019, the Supply Arrangement was concluded and Novo contracted AEZS Germany to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

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2019 Annual MD&A

Following Novo’s acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC met in January, May, August and December 2019 to discuss Novo’s commercialization plan for the U.S. and Canada, their supply chain needs and the enrollment of patients and protocols of the PIP study. The Company expects that quarterly meetings will continue as forecasts for sales, inventory build and needs for the PIP study progresses.

On December 18, 2019, the Company announced that the American Association of Clinical Endocrinologists (“AACE”) and American College of Endocrinology (“ACE”) recently published the new ‘Guidelines for Management of Growth Hormone Deficiency in Adults and Patients transitioning from Pediatric to Adult Care’. These AACE/ACE 2019 Guidelines (publicly available at (https://journals.aace.com/doi/10.4158/GL-2019-0405) identify macimorelin as a “shorter and simpler alternative” compared to the traditionally available growth hormone stimulation tests (“GHSTs”). For further details, refer to the text of the guideline. Full citation: AMERICAN ASSOCIATION OF CLINICAL ENDOCRINOLOGISTS AND AMERICAN COLLEGE OF ENDOCRINOLOGY GUIDELINES FOR MANAGEMENT OF GROWTH HORMONE DEFICIENCY IN ADULTS AND PATIENTS TRANSITIONING FROM PEDIATRIC TO ADULT CARE Kevin C. J. Yuen, Beverly M. K. Biller, Sally Radovick, John D. Carmichael, Sina Jasim, Kevin M. Pantalone, and Andrew R. Hoffman Endocrine Practice 2019 25:11, 1191-1232

Royalty income earned under the License Agreement for the twelve-month period ending December 31, 2019 was $0.05 million (2018 - $0.2 million) and, during the twelve-month period ended December 31, 2019, the Company invoiced Novo $1.0 million for its share of PIP study costs (2018 - $0.4 million) and has received payment in full for these invoices.

The Company agreed, in the Interim Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. In November 2019, Novo contracted with AEZS Germany, to provide supply chain services including provision of supervision of stability studies (support services) as well as provision of supervision of stability studies (support services) as well as API batch production and delivery of certain API and semi-finished goods.In 2019, the Company invoiced $1.2 million (2018 – $2.2 million) and has received payment in full for these invoices.

Rest of the world commercialization of macimorelin

On January 16, 2019, we announced that the European Commission granted marketing authorization for macimorelin for the diagnosis of AGHD. We believe that this marks an important development in our European commercialization strategy based on research evaluating the potential number of GHSTs in adults in Europe. We are in discussions with a variety of companies regarding licensing and/or distribution opportunities in the rest of the world, although there can be no assurances that any such discussions will result in any definitive licensing and/or distribution arrangements.

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2019 Annual MD&A

Pediatric clinical trial for Macrilen™ (macimorelin)

Subsequent to 2019, on January 28, 2020, the Company announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a GHST for the evaluation of growth hormone deficiency (“GHD”) in children. This study, AEZS-130-P01 (“Study P01”), is the first of two studies as agreed with the European Medicines Agency in the Company’s PIP for macimorelin. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01is to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study AEZS-130-P02 (“Study P02”) on diagnostic efficacy and safety. Study P01 is an international, multicenter study which is being conducted in Hungary, Poland, Ukraine, Serbia, and Russia. Study P01 is an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic(“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 mg per kg body weight in pediatric patients from 2 to less than 18 years of age with suspected GHD. The Company enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients will complete four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative GH stimulation test will be conducted according to the study sites’ local practices. At Visit 2, the macimorelin test will be performed: following the oral administration of the macimorelin solution, blood samples will be taken at predefined times for PK/PD assessment. Visit 4 is a safety follow-up visit at study end. For more information about Study P01, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23.

Study P01 is the first of two studies as agreed with the EMA in the Company’s PIP for macimorelin as a GHD diagnostic. Study P01 final study results are expected in the second quarter of 2020. Thereafter, we plan to proceed with the pivotal Study P02 with expected start date in the fourth quarter of 2020 and an expected completion date in July 2022, according to the PIP agreement with EMA.

Changes in personnel

On June 6, 2019, the Company announced that it was reducing the size of its German workforce and operations to more closely reflect the Company’s ongoing commercial activities. AEZS Germany and its Works Council approved a restructuring that affected 8 employees and was completed on January 31, 2020, resulting in approximately $0.6 million in severance costs.

In July 2019, Michael Ward resigned as managing director of AEZS Germany and Dr. Klaus Paulini assumed this role. In August 2019, Jonathan Pollack resigned as a director and, in September 2019, Brian Garrison, resigned as a Senior Vice President, Global Commercial Operations of Aeterna Zentaris. On October 4, 2019, the Company announced the appointment of Dr. Klaus Paulini as President and Chief Executive Officer of the Aeterna Zentaris Inc., replacing Michael Ward. Dr. Paulini was also appointed as a director of Aeterna Zentaris Inc. at that time.

On December 16, 2019, the Company announced changes to its director composition planned for the first quarter of 2020. Mr. Gilles Gagnon (M.Sc., MBA, ICD.D) joined the Board of the Company on January 1, 2020. Mr. Gérard Limoges, who has served on the Board of Company since 2004, is planning to retire from the Board on March 31, 2020, and upon his retirement, Mr. Pierre-Yves Desbiens (CPA, CA, CF, MBA) is joining the Board on April 1, 2020 and replaces Mr. Limoges as Chair of the Audit Committee.

NASDAQ notifications

On January 8, 2020, the Company announced that it had received a notification letter from NASDAQ indicating that, because the closing bid price of the Company’s common stock for 30 consecutive business days was below $1.00 per share, the Company no longer meets the minimum bid price requirement set forth in NASDAQ Listing Rule5550(a)(2). NASDAQ Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. On January 23, 2020, the Company received a letter from NASDAQ stating that because the Company’s shares had a closing bid price at $1.00 per share or greater for a minimum of ten (10) consecutive business days, Aeterna Zentaris’ stock has regained compliance with the Bid Price Rule and NASDAQ considers the matter closed. As of the date of this MD&A, the Company’s closing bid price was below $1.00. For more information, please see the Risk Factor entitled “Our Common Shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

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2019 Annual MD&A

Settlement of Class-Action Lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6.5 million will be funded entirely by our insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s NDA for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Exposure to Epidemic or Pandemic Outbreak

As of March 25, 2020, coronavirus or COVID-19, a contagious disease that has been characterized by the World Health Organization as a pandemic, is affecting the global community and is adversely affecting our business operations, which at this time cannot currently be fully determined or quantified. Aeterna Zentaris has developed protocols and procedures should they be required to deal with any potential epidemics and pandemics, and has put these protocols and procedures in place to address the current COVID-19 pandemic. Despite appropriate steps being taken to mitigate such risks, there can be no assurance that existing policies and procedures will ensure that the Company’s operations will not be adversely affected.

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many regions and countries. While the COVID-19 outbreak may still be in its early stages, international stock markets have begun to reflect the uncertainty associated with the potential economic impact of the outbreak and the significant declines in the TSX Composite Index, the NASDAQ and other major indices around the world in the latter part of February and in March 2020 has largely been attributed to the effects of COVID-19. There can be no assurance that a disruption in financial markets, regional economies and the world economy would not negatively affect Aeterna Zentaris’ access to capital or the financial performance of the Company.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third party product and service suppliers. Please see the Risk Factor entitled “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Monetization of non-strategic assets

Opportunities for the Company to monetize non-strategic assets include preclinical work done on AEZS-120, a prostate cancer vaccine and preclinical and clinical work done on AEZS-108 (zoptarelin doxorubicin) and AEZS-104 (perifosine).

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2019 Annual MD&A

Condensed Consolidated Statements of Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2019	2018	2019	2018	2017
	$	$	$	$	$
Revenues
License fees	19	(332)	74	24,325	458
Product sales	—	1,446	129	2,167	—
Royalty income	16	184	45	184	—
Sales commission	—	—	—	110	465
Supply chain	(17)	94	284	95	—
Total revenues	18	1,392	532	26,881	923
Operating expenses
Cost of sales	309	1,413	410	2,104	—
Research and development costs	263	767	1,837	2,932	10,704
General and administrative expenses	1,691	1,665	6,615	8,894	8,198
Selling expenses	38	588	1,214	3,109	5,095
Restructuring costs	(266)	—	507	—	—
Impairment of right of use asset	(254)	—	22	—	—
Impairment of prepaid asset	—	—	169	—	—
Total operating expenses	1,781	4,433	10,774	17,039	23,997
(Loss) income from operations	(1,763)	(3,041)	(10,242)	9,842	(23,074)
Settlements	—	(1,400)	—	(1,400)	—
Gain due to changes in foreign currency exchange rates	26	64	87	656	502
Change in fair value of warrant liability	533	(1,489)	4,518	263	2,222
Other finance (costs) income	10	104	(593)	278	75
Net finance income (costs)	569	(1,321)	4,012	1,197	2,799
(Loss) income before income taxes	(1,194)	(5,762)	(6,230)	9,639	(20,275)
Income tax recovery (expense)	188	636	188	(5,452)	3,479
Net (loss) income	(1,006)	(5,126)	(6,042)	4,187	(16,796)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(268)	(13)	83	(260)	(1,430)
Actuarial gain (loss) on defined benefit plans	959	(418)	(1,068)	193	694
Comprehensive (loss) income	(315)	(5,557)	(7,027)	4,120	(17,532)
Net loss per share (basic)	(0.05)	(0.31)	(0.35)	0.25	(1.12)
Net loss per share (diluted)	(0.05)	(0.31)	(0.35)	0.24	(1.12)

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2019 Annual MD&A

Condensed Statement of Financial Position Information

	December 31,
(in thousands)	2019	2018
	$	$
Cash and cash equivalents	7,838	14,512
Trade and other receivables and other current assets	1,869	1,504
Inventory	1,203	240
Restricted cash equivalents	364	418
Property, plant and equipment	35	65
Right of use assets	582	—
Other non-current assets	8,090	8,272
Total assets	19,981	25,011
Payables and accrued liabilities and income taxes payable	3,596	4,635
Current portion of provision for restructuring and other costs	418	887
Current portion of deferred revenues	991	74
Lease liabilities	903	—
Warrant liability	2,255	3,634
Non-financial non-current liabilities (1)	14,281	13,874
Total liabilities	22,444	23,104
Shareholders’ (deficiency) equity	(2,463)	1,907
Total liabilities and shareholders’ (deficiency) equity	19,981	25,011

(1)	Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.

Critical Accounting Policies, Estimates and Judgments

Our consolidated financial statements as at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with IFRS as issued by the IASB.

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied to our annual consolidated financial statements as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017.

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2019 Annual MD&A

Recent Accounting Pronouncements

(a) IFRS 16, Leases

The Company has adopted IFRS 16 on a modified retrospective basis from January 1, 2019 with no restatement of comparatives, as permitted under the specific transitional provisions in the standard.

The Company has operating leases for building, cars and equipment leases at its location in Frankfurt. Upon adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. Under IFRS 16, these liabilities were measured at the present value of the remaining lease payments excluding renewal options as they are not expected to be exercised, discounted using the Company’s incremental borrowing rate as of January 1, 2019.

The Company’s related right of use assets were measured at the amount equal to the lease liability at the date of initial application. Only the building right of use asset was further adjusted by the application of $0.7 million in related onerous lease provision to the value at inception.

During the three-month period ended March 31, 2019, management continued its search for a sub-lessee. However, there were delays which led to a reassessment of its onerous lease provision as the Company has determined that its plan to exit its building lease, in full, as at December 31, 2019 was not probable. As such, the Company recognized an impairment of its right of use building asset of $0.3 million in the statement of comprehensive (loss) income during the first quarter of 2019. In light of the June 2019 restructuring of the German operations, management recognized an additional impairment of $0.1 million as office and lab space was expected to become vacant or underutilized. During the third quarter of 2019, a new sub-lessee signed a 6-month lease for certain lab and office space; management reversed the impairment of its building right of use asset by $0.1 million. During the fourth quarter of 2019, an existing sub-lease agreement was renewed, and the amount of rented space was expanded; management then reversed the impairment of its building right of use asset by $0.3 million.

(b) IFRIC 23, “Uncertainty over Income Tax Treatment” (“IFRIC 23”)

In June 2017, IFRIC 23, was issued and it provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company’s tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The adoption of this interpretation did not have a significant impact on the Company’s consolidated financial statements.

(c) Amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

In June 2015, the IASB published ED/2015/5 Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed amendments to IAS 19 and IFRIC 14) combining two issues submitted separately to the IFRS Interpretations Committee into a single package of narrow-scope amendments to IAS 19 Employee Benefits and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. However, in April 2017 the IASB decided to pursue the amendments to IAS 19 and in September 2017 confirmed it would do so despite putting off the amendments to IFRIC 14. The amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) are: (i) if a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement and (ii) amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. An entity applies the amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 24 to the Company’s annual audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

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2019 Annual MD&A

Results of operations for the three-month period ended December 31, 2019

For the three-month period ended December 31, 2019, we reported a consolidated net loss of $1.0 million, or $0.05 loss per common share (basic), as compared with a consolidated net loss of $5.1 million, or $0.31 loss per common share, for the three-month period ended December 31, 2018. The $4.1 million improvement in net results is primarily from a gain in fair value of warrant liability of $2.0 million and a decline in operating expenses of $2.7 million.

Revenues

Our total revenue for the three-month period ended December 31, 2019 was $0.02 million as compared with $1.4 million for the same period in 2018, representing a decrease of $1.4 million. The 2019 revenue was comprised of $0.02 million in royalty revenue (2018 - $0.2 million), $nil in product sales (2018 - $1.4 million), ($0.02) million in supply chain revenue (2018 - $0.1 million) and $0.02 million in licensing revenue (2018 – ($0.3) million). The product sales in 2018 represented sales of Macrilen™ (macimorelin). There were no sales of Macrilen™ (macimorelin) in the fourth quarter of 2019.

Operating expenses

Our total operating expense for the three-month period ended December 31, 2019 was $1.8 million as compared with $4.4 million for the same period in 2018, representing a decrease of $2.7 million. This decrease arises primarily from a $1.1 million decline in cost of sales, a $0.5 million decline in research and development costs, a $0.5 million decline in general and administrative expenses, a $0.3 million reversal of restructuring costs and a $0.3 impairment in right of use assets. The decline in cost of sales arose from there being no sales of Macrilen™ (macimorelin in the fourth quarter of 2019 as compared to the fourth quarter of 2019, during which there were sales of Macrilen™ (macimorelin). The decline in research and development costs are attributed to the difference phases of activity of Study P01. In the fourth quarter of 2018, study activities included study start with document development, medication manufacturing, study feasibility testing at different sites and clinical trial applications in Hungary, Poland, Belarus, Russia, Ukraine and Serbia, while in 2019, the focus was on the clinical conduct. The expense amounts in the fourth quarter of 2019 reflect that most sites had completed their enrollment and clinical activities. The decline in general and administrative expenses is due primarily to our cost control measures implemented in 2018 and the decline in selling expenses arises from a reclassification of costs to cost of sales, in accordance with the signed supply agreement with Novo.

Settlements

In prior year’s fourth quarter, $1.4 million was classified as settlements as compared with nil in the same period in 2019. The costs in the fourth quarter of 2018 were to settle a lawsuit against the Company from two of its former executives. There were no settlements in 2019.

Net finance income (costs)

Our net finance income for the three-month period ended December 31, 2019 was $0.6 million as compared with a net finance costs of $1.3 million for the same period in 2018, representing an increase of $1.9 million. This is primarily due to a $2.0 million change in fair value of warrant liability offset by increased finance costs of $0.1 million. Such a non-cash change in fair value results from the periodic “mark-to-market” revaluation, which occurs through the application of our pricing model, of our outstanding share purchase warrants.

Results of operations for the twelve-month period ended December 31, 2019

For the twelve-month period ended December 31, 2019, we reported a consolidated net loss of $6.0 million, or $0.35 loss per common share (basic), as compared with a consolidated net income of $4.2 million, or $0.25 income per common share (basic), for the twelve-month period ended December 31, 2018. The $10.2 million decline in net results is primarily from a reduction of $26.3 million in revenue offset by $5.6 million in tax expense, $6.3 million decline in operating expenses, $2.8 million increase in net finance income and $1.4 million decline in settlements.

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2019 Annual MD&A

Revenues

Our total revenue for the twelve-month period ended December 31, 2019 was $0.5 million as compared with $26.9 million for the same period in 2018, representing a decline of $26.4 million. The 2019 revenue was comprised of $0.05 million in royalty income (2018 - $0.2 million), $0.1 million in product sales (2018 - $2.2 million), $0.3 million in supply chain revenue (2018 - $0.1 million) and $0.1 million in licensing revenue (2018 - $24.3 million). There was no sales commission revenue in 2019. The decline in total revenue in 2019 relates primarily to the one-time $24.0 million cash payment received from executing the License Agreement in January 2018 and the initial delivery of Macrilen™ (macimorelin) to our licensee.

Operating expenses

Our total operating expense for the twelve-month period ended December 31, 2019 was $10.8 million as compared with $17.0 million for the same period in 2018, representing a decrease of $6.2 million. This decline arises primarily from a $2.3 million reduction in general and administration expenses, a $1.9 million reduction in selling costs, a $1.7 million decline in cost of sales and a $1.1 million reduction in research and development costs, offset by $0.5 million increase in restructuring costs, $0.02 million impairment in right to use assets and $0.2 million write-off of other current assets. The decline in general and administrative expenses and in selling expenses reflects the cost control improvements implemented in late 2018, the impact of the restructuring in June 2019 and the settlement of lawsuits in 2018 (thereby reducing legal expenses). In 2019, our licensee purchased less Macrilen™ (macimorelin) product than they did in 2018.

Settlements

In 2018, $1.4 million was classified as settlements. These were costs to settle a lawsuit against the Company from two of its former executives. There were no settlements in 2019.

Net finance income

Our net finance income for the twelve-month period ended December 31, 2019 was $4.0 million as compared with $1.2 million for the same period in 2018, representing an increase of $2.8 million. This is primarily due to a $4.3 million increase change in fair value of warrant liability, offset by a reduction in gain due to foreign currency exchange rates of $0.6 million and a $0.9 million increase in other finance costs. Such a non-cash change in fair value results from the periodic “mark-to-market” revaluation, which occurs through the application of our pricing model, of our outstanding share purchase warrants. Increased finance costs result primarily from $0.5 million in transaction costs from the issuance of warrants in the September 2019 financing and $0.1 million in costs from exploring other potential financings.

Selected quarterly financial data

(in thousands, except for per share data)	Three months ended
	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
	$	$	$	$
Revenues	18	283	194	37
Net (loss) income	(1,006)	(331)	206	(4,911)
Net (loss) income per share [basic]*	(0.05)	(0.02)	0.01	(0.30)
Net (loss) income per share [diluted]*	(0.05)	(0.02)	0.01	(0.30)

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2019 Annual MD&A

(in thousands, except for per share data)	Three months ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	$	$	$	$
Revenues	1,392	663	168	24,658
Net (loss) income	(5,126)	(2,509)	(2,602)	14,424
Net (loss) income per share [basic]*	(0.31)	(0.15)	(0.16)	0.88
Net loss per share [basic and diluted]*	(0.31)	(0.15)	(0.16)	0.87

*	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net (loss) income cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations in net finance income, which are impacted by periodic “mark-to-market” revaluations of our warrant liability and of foreign exchange gains and losses. In addition, we cannot predict what the revenues from royalties will be from the License Agreement.

Use of proceeds

We began 2019 with $14.5 million in cash and cash equivalents. During the twelve-month period ended December 31, 2019, our operating activities consumed $10.7 million, our financing activities provided $3.9 million and the effect of exchange rates on cash and cash equivalents accounted for $0.1 million. As at December 31, 2019 we had $7.8 million of cash and cash equivalents.

Liquidity and capital reserves

Our operations and capital expenditures have been generally been financed through certain transactions impacting our cash flows from operating activities, public equity offerings and issuances under various ATM programs. In 2018, we used the $24.0 million up front payment received from Strongbridge to fund operations and capital expenditures.

(in thousands)	Years ended December 31,
	2019	2018	2017
	$	$	$
Cash and cash equivalents - beginning of period	14,512	7,780	21,999
Cash (used in) provided by operating activities	(10,725)	6,825	(22,913)
Cash flows provided by financing activities	3,893	—	8,030
Cash flows provided by (used in) investing activities	50	(35)	307
Effect of exchange rate changes on cash and cash equivalents	108	(58)	357
Cash and cash equivalents - end of period	7,838	14,512	7,780

Operating Activities

Cash (used by) operating activities totaled ($10.7) million for the twelve months ended December 31, 2019, as compared to $6.8 million provided by operating activities in the same period in 2018. In the twelve-month period ended December 31, 2019, the Company had net loss of $6.0 million as compared with net income of $4.2 million in the same period in 2018. In 2019, the Company did not have significant royalty or licensing revenues, while, in the same period in 2018, the Company received a $24.0 million cash payment from executing the License Agreement in January 2018.

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2019 Annual MD&A

Financing Activities

Cash provided by financing activities totaled $3.9 million for the twelve months ended December 31, 2019, as compared with $nil in the same period in 2018. On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $5.0 million (before transaction costs of $0.8 million) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement. The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire 5 years following the date of issuance. In addition, the Company received $0.3 million from the exercise of warrants, options and deferred share units and paid $0.6 million in lease liabilities subsequent to adoption of IFRS 16 in January 2019.

Investing Activities

Cash provided by investing activities totaled $0.05 million for the twelve months ended December 31, 2019, as compared with ($0.04 million) used by investing activities in the same period in 2018. In 2019, the Company received $0.05 million in restricted cash when it closed out certain banking arrangements, while in 2018, the Company sold certain property, plant and equipment and added $0.05 million in restricted cash.

Common shares

As at March 25, 2020 we had 23,472,771 Common Shares issued and outstanding, as well as 953,557 stock options and Deferred Share Units (“DSUs”) outstanding. Share purchase warrants outstanding as at March 25, 2020 represented a total of 9,453,174 equivalent common shares.

Warrants as at March 25, 2020

	Warrants	Exercise Price
	#	$	Expiry date
December 2015 registered direct offering	2,331,000	7.10	December 13, 2020
November 2016 registered direct offering	945,000	4.70	May 1, 2020
September 2019 registered direct offering	3,325,000	1.65	September 24, 2024
February 2020 registered direct offering	2,608,696	1.20	August 21, 2025
February 2020 registered direct offering	243,478	1.61719	February 19, 2025
	9,453,174

On March 10, 2020, we had 28,144 share purchase warrants expire, each with an exercise price of $1.07.

Long-term incentive and stock option plan

There were 953,116 stock options and deferred share units outstanding at December 31, 2019, with exercise prices denominated in U.S. dollars (December 31, 2018 - 888,816). During the twelve-month period ended December 31, 2019, 163,859 of these securities were exercised, 335,000 securities were granted, 6,000 stock options were forfeited or canceled and 100,850 expired (twelve-month period ended December 31, 2018 - nil, 426,000 securities, 249,599 and nil, respectively).

Adequacy of financial resources

Since inception, we have incurred significant expenses in its efforts to develop and co-promote products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the United States and Canada. As at December 31, 2019, the Company had an accumulated deficit of $317 million. The Company also had a net loss of $6 million for the year ended December 31, 2019, and negative cash flow from operations of $10.7 million.

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2019 Annual MD&A

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License and Assignment Agreement (“License Agreement”) (as defined below), Novo Nordisk A/S (“Novo”) is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company’s sole development activity. In November 2019, Novo contracted Aeterna Zentaris GmbH (“AEZS Germany”), our wholly owned German subsidiary, to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

Management has evaluated whether material uncertainties exist relating to events or conditions that may cast substantial doubt about the Company’s ability to continue as a going concern and has considered the following in making that critical judgment.

The ability of the Company to realize its assets and meet its obligations as they come due is dependent on earning sufficient revenues under the License Agreement, developing opportunities for Macrilen™ (macimorelin) in the rest of the world, realizing other monetizing transactions, and raising additional sources of funding, the outcome of which cannot be predicted at this time. The revenue provided under the License Agreement was $45,000 for the year ended December 31, 2019 and as at December 31, 2019, the Company had cash of $7,838,000. In September 2019, the Company closed an equity financing which provided $4,193,000 in net cash proceeds. On February 21, 2020, the Company closed an equity financing for approximately $3,920,000 in net cash proceeds.

A significant portion of the Company’s cash is held in AEZS Germany, the Company’s principle operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. As such, management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In the event the current and medium term liabilities of AEZS Germany exceeds the fair values ascribed to its assets, under German solvency laws, it may no longer be possible for AEZS Germany’s operations to continue or for AEZS Germany to transfer cash to Aeterna Zentaris Inc or its U.S. subsidiary. This imposes additional and material uncertainties on the Company when evaluating liquidity and the going concern assumption.

The Company has some discretion to manage its planned research and development costs, administrative expenses and capital expenditures in order to manage its cash liquidity, particularly in AEZS Germany. Furthermore, AEZS Germany is focused on opportunities to either license or sell the European or worldwide rights to Macrilen™ (macimorelin) to third parties. As of the date of issuance of these consolidated financial statements, there are no assurances that cash will be generated from such arrangements. As such, management may also need to consider other sources of financing in order to continue its planned operations.

Management has assessed the Company’s ability to continue as a going concern and concluded that additional capital will be required. There can be no assurance that the Company will be able to execute license or purchase agreements or to obtain equity or debt financing, or on terms acceptable to it. Factors within and outside the Company’s control could have a significant bearing on its ability to obtain additional financing. As a result, management has determined that there are material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern.

Contractual obligations and commitments

(in thousands)	Service and manufacturing
$
Less than 1 year	1,600
1 - 3 years	11
4 - 5 years	5
More than 5 years	5
Total	1,621

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2019 Annual MD&A

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against us pending in the U.S. District Court for New Jersey. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Previously settled lawsuits

On December 21, 2018, the Company settled a dispute with its former President and Chief Executive Officer and with its former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary with the Company agreeing to make a payment in the amount of $0.8 million.

On November 5, 2018, the Company settled a dispute with Cogas Consulting, LLC with the Company agreeing to make a payment of $0.6 million.

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As at December 31, 2019, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the caption “Risk Factors and Uncertainties” in our most recent Annual Report on Form 20-F for the year ended December 31, 2019 for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2019. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2019.

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2019 Annual MD&A

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at December 31, 2019.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2019 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

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